EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes	$938,828	$933,850	$816,023	$689,758	$527,822
Fixed charges	198,239	173,753	130,814	139,422	162,418
Amortization of capitalized interest	141,205	123,907	138,141	194,728	255,065
Capitalized interest	(181,719)	(160,506)	(120,001)	(131,444)	(154,107)
Distributions in excess (less than) earnings of affiliates	(2,087)	(3,326)	(6,185)	(3,476)	767
Income as adjusted	$1,094,466	$1,067,678	$958,792	$888,988	$791,965
Fixed charges:
Interest expensed and capitalized	$188,071	$162,861	$121,672	$131,069	$154,819
Portion of rents representative of interest factor	10,168	10,892	9,142	8,353	7,599
Fixed charges	$198,239	$173,753	$130,814	$139,422	$162,418
Ratio of earnings to fixed charges	5.5	6.1	7.3	6.4	4.9
Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.